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Exhibit (a)(11)

CORPORATE CONTACT:
Stephen J. Tober
312.528.2623

FOR IMMEDIATE RELEASE

SPRI, LTD. AND SPRI ACQUISITION CORP.
ANNOUNCE EXPIRATION OF TENDER OFFER FOR LEAPNET, INC.

        CHICAGO, IL, February 6, 2002—Leapnet, Inc. (NASDAQ: LEAP), SPRI, Ltd., a company controlled by Robert Figliulo, the Chairman and Chief Executive Officer of Leapnet, and David Figliulo, the Vice President—Sales and a director of Leapnet, and SPRI Acquisition Corp., a wholly-owned subsidiary of SPRI, announced today that SPRI Acquisition Corp.'s cash tender offer to purchase shares of Leapnet's common stock for $1.85 in cash expired at 12:00 Midnight, Eastern Standard Time, on Tuesday, February 5, 2002.

        Based on information provided by EquiServe Trust Company, N.A., the depositary for the tender offer, 5,259,285 shares of Leapnet's common stock (including 1,462 shares subject to guarantees of delivery) have been validly tendered and accepted for payment or contributed to SPRI Acquisition Corp. by Robert and David Figliulo. The shares tendered or contributed collectively represent over 90% of the outstanding shares of common stock of Leapnet. SPRI Acquisition Corp. will make prompt payment for the shares of common stock validly tendered and accepted for payment pursuant to the tender offer.

        Pursuant to the Agreement and Plan of Merger between Leapnet, SPRI and SPRI Acquisition Corp., SPRI Acquisition Corp. will merge with and into Leapnet and Leapnet will become a wholly owned subsidiary of SPRI. Any Leapnet shares not previously purchased in the tender offer will be converted into the right to receive $1.85 in cash, net to the seller, without interest. The completion of the merger is expected to occur on or before Friday, February 8, 2002.

  About Leapnet

        Headquartered in Chicago, Leapnet is an Internet development and marketing communications firm that creates ingenious solutions to help businesses connect with customers vital to their success.

        This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Leapnet's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from the expectations contained in the forward-looking statements.

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  Exhibit (a)(11)
SPRI, LTD. AND SPRI ACQUISITION CORP. ANNOUNCE EXPIRATION OF TENDER OFFER FOR LEAPNET, INC.